July 15, 2026

NASDAQ: MAKO; TSX-V: MKO

Mako Mining Announces Q2 2026 Production Results with Record Gold Sold of 14,610 Au
oz., Revenues of ~US$63 Million and Cash and Securities Balance of US$112 Million

Mako Mining Corp. (Nasdaq: MAKO; TSX-V: MKO) ("Mako" or the "Company") is pleased to provide its second quarter 2026 ("Q2 2026") production results for the Company's San Albino gold mine ("San Albino") in northern Nicaragua and the Moss Mine in Arizona ("Moss Mine") and a corporate update on our Mt. Hamilton and Eagle Mountain gold projects. Certain figures in this news release may not sum precisely due to rounding. Unless otherwise indicated, all amounts are expressed in U.S. dollars.

Q2 2026 San Albino Operational Highlights

  48,890 tonnes mined, containing 12,390 ounces ("oz") of gold ("Au") at an average grade of 7.88 grams per tonne ("g/t") Au and 11,289 oz of silver ("Ag") at 7.18 g/t Ag
    29,142 tonnes mined from diluted vein material containing 10,237 oz Au at 10.93 g/t Au and 9,270 oz Ag at 9.89 g/t Ag
    19,747 tonnes mined from historical dump and other mineralized material above cutoff grade ("historical dump + other") containing 2,153 oz Au at 3.39 g/t Au and 2,019 oz Ag at 3.18 g/t Ag
    35.9:1 strip ratio
  53,120 tonnes milled containing 12,874 oz Au and 11,714 oz Ag grading 7.54 g/t Au and 6.86 g/t Ag, respectively
    53% and 47% from diluted vein and historical dump and other, respectively
    599 tonnes per day ("tpd") milled at 97% availability
    Mill recovery of 80.7% for gold
  At quarter-end, the stockpile was estimated at 120,119 tonnes at an average grade of 2.62 g/t Au for contained Au of 10,105 oz

Q2 2026 Mako Financial Highlights

  Mako total gold sales of 14,610 oz Au for total revenue of ~$63.0 million in Q2 2026
    San Albino Mine sales of 10,612 oz Au at $4,156(1) per ounce
    Moss Mine sales of 3,998 oz Au at $4,321 per ounce
  Delivered 1,141 oz Au in connection with gold stream related to the purchase of the Mt. Hamilton Project
  Cash, securities and trade receivables of $112 million as of June 30, 2026

(1) Gold Price before Sailfish Adjustments. For the purpose of calculating revenue, payments to Sailfish are deducted from the Average Realized Price Gold.

Akiba Leisman, Chief Executive Officer of Mako states "Q2 2026 was another record quarter of production for the Company, with gold production increasing sequentially from our last record quarter in Q1 2026.  The San Albino mine continues to perform well, and the Moss mine continues to ramp up as planned.  Total cash, gold-linked securities and trade receivables now stand at US$112 million, an increase of US$15 million from the previous quarter, a significant accomplishment given the amount of capital being invested in exploration at both mines, and the investments being made to advance our two development projects.  This is the first quarter the Company has reinvested a significant amount of cash (approximately US$40 million) in gold-linked securities, taking advantage of lower gold prices.  Lastly, it was an important event that we received the Eureka concession immediately to the west of San Albino, adding an additional 30 km2 of some of the area's most highly prospective ground to our land package.  We have been in discussions to acquire this concession for well over a decade, and this is the first time in history that the concessions immediately surrounding the historic San Albino mine have been fully consolidated."

Table 1 - Operating Results San Albino and Moss

	Units	Q1 2026	Q2 2026

SAN ALBINO			48,890
Tonnes Mined	t	50,233
Tonnes Milled	t	53,638	53,120
Feed Grade Gold	g/t	7.70	7.54
Gold Recovery	%	80%	80.7%
Gold Sold	oz	10,398	10,612
Avg. Realized Gold Price	US$/oz	4,901	4,156

MOSS MINE
Tonnes Mined	t	1,550,906	1,362,934
Ore Stacked	t	490,156	481,812
Feed Grade Gold	g/t	0.31	0.32
Feed Grade Silver	g/t	1.96	1.89
Au Recovery	%	74%	75%
Ag Recovery	%	36%	37%
Gold Sold	oz	3,323	3,998
Silver Sold	oz	16,023	17,013
Avg. Realized Gold Price	US$/oz	4,912	4,321
Avg. Realized Silver Price	US$/oz	83	71

Table 1 - Detailed Operating Results for San Albino

	Units	Q3 2025	Q4 2025	Q1 2026	Q2 2026

Mined
Diluted Vein
Tonnes	t	20,854	34,600	31,033	29,142
Gold Grade	g/t	8.43	9.65	10.64	10.93
Silver Grade	g/t	8.14	9.56	10.50	9.89
Contained Gold	oz	5,654	10,740	10,613	10,237
Contained Silver	oz	5,459	10,636	10,476	9,270
Historical Dump + Other*
Tonnes	t	28,057	22,977	19,200	19,747
Gold Grade	g/t	2.92	2.93	3.12	3.39
Silver Grade	g/t	3.18	3.20	3.21	3.18
Contained Gold	oz	2,636	2,166	1,925	2,153
Contained Silver	oz	2,872	2,368	1,984	2,019
Waste
Tonnes	t	2,500,885	2,241,182	2,203,947	1,756,030
Strip Ratio (1)	w:o	51.1	38.9	43.9	35.9

Milled
Diluted Vein	%	36%	53%	55%	53%
Historical Dump + Other*	%	64%	47%	45%	47%
Tonnes	t	52,554	54,076	53,638	53,120
Gold Grade	g/t	5.00	6.77	7.70	7.54
Silver Grade	g/t	5.36	6.92	7.70	6.86
Contained Gold	oz	8,454	11,767	13,277	12,874
Contained Silver	oz	9,061	12,039	13,274	11,714
Mill Availability	%	97%	98%	97%	97%
Average Tonnes per Day	t/day	591	599	614	599

Recovered
Gold Recovery	%	81.4%	81.8%	80.1%	80.7%
Gold Recovered	oz	6,879	9,621	10,640	10,392
Gold Sold	oz	6,918	9,307	10,398	10,612
Avg. Realized Price Gold **	US$/oz	3,452	4,340	4,901	4,156

* Includes historical dump, hanging wall, footwall, historical muck and all other non-vein mineralized material above cutoff grade.

** Average realized gold price per ounce sold is calculated by dividing total gold revenue by the total gold ounces sold into the spot market and before deductions from Sailfish. For the purpose of calculating revenue, payments to Sailfish are deducted from the Average Realized Price Gold.

(1) Strip Ratio calculation does not include waste material that is capitalized

Table 2 - San Albino Quarter-End Stockpile Statistics

	Units	Q3 2025	Q4 2025	Q1 2026	Q2 2026

Historical Dump + Other**
Tonnes	t	124,254	127,755	124,350	120,119
Gold Grade	g/t	2.55	2.76	2.65	2.62
Contained Gold	oz	10,188	11,328	10,558	10,105

** Includes historical dump, hanging wall, footwall, historical muck and all other non-vein mineralized material above cutoff grade.

San Albino Granted Eureka Concession

Mako Mining's wholly-owned Nicaraguan subsidiary, Nicoz Resources, S.A., has successfully finalized the definitive legal registration and acquisition of the "Eureka" mineral concession, located in the department of Nueva Segovia, Nicaragua. The Eureka concession encompasses approximately 3,000 hectares of highly prospective terrain immediately to the west of the San Albino-Murra and El Jicaro concessions, expanding Mako's total land package to 254 km2. This acquisition secures exclusive, long-term exploration and exploitation rights over ground immediately adjacent to the Company's operating San Albino and Las Conchitas mining areas.

Mt. Hamilton Project

In Q2 2026, the Mt. Hamilton Project continued predevelopment activities. Six full-time employees were added to the staff, including accounting, procurement, environmental, and operations personnel. The project also added 7 pieces of heavy equipment to the on-site fleet, including motor graders, dozers, water trucks, and excavators to support on-site predevelopment activities.

A condemnation drilling program is expected to be completed by August to finalize engineering decisions regarding the placement of the three-stage crusher and conveyance system. Once complete, full-scale construction can commence.

Eagle Mountain Gold Project

On March 25, 2026, the Company filed the Environmental and Social Impact Assessment ("ESIA") for the Eagle Mountain Project with the Guyana Environmental Protection Agency ("EPA"). The ESIA incorporates results of baseline studies for environmental, social, cultural, engineering and project design layouts with expected impacts and mitigation measures. The filing of the ESIA initiated a 60-day public comment period. In Q2 2026, this process included Disclosure Meetings in communities proximal to the Eagle Mountain Project and in the capital, Georgetown. Comments received during the public comment period will be addressed in the Final ESIA document. The Company anticipates filing the Final ESIA in the second half of 2026 following which the EPA is expected to make a determination on ESIA approval and then the Environmental Authorization (permit) for the Project. The engineering program for 2026 includes a continuation of geotechnical drilling using the Company-owned drill rig.

The geotechnical program continued into early Q2 2026, prior to the start of the wet season, with a focus on drilling in areas of the pit walls for mine design optimization. In Q2 2026, five geotechnical holes were completed for 258 meters ("m"). The balance of the geotechnical holes is planned for the Q3 2026 dry season. Together with a contractor rig, the 2026 drill program also includes an estimated 5,000 m of infill and metallurgical-focused drilling. Infill drilling is focused on the Eagle Mountain and Salbora deposits. The metallurgical drilling program using large diameter drill core is designed to generate sample for follow-up test work with a focus on the deeper fresh rock mineralization. During Q2 2026 the company completed 7 infill drill holes totaling 474 m and 11 metallurgical-focused drill holes totaling 771 m.

On behalf of the Board,

Akiba Leisman

Chief Executive Officer

For the latest details, please refer to the unaudited condensed interim consolidated financial statements and the associated management's discussion and analysis for the three months ended March 31, 2026, available under the Company's profile on SEDAR+ (www.sedarplus.ca), on EDGAR at www.sec.gov or on the Company's website (www.makominingcorp.com).

Non-GAAP Measures

The Company has included certain non-GAAP financial measures and non-GAAP ratios in this press release such as Average realized gold price per ounce sold. These non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In the gold mining industry, these are commonly used performance measures and ratios, but do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's underlying performance of its core operations and its ability to generate cash flow.

"Average realized gold price per ounce sold" is calculated by dividing total gold revenue by the total gold ounces sold into the spot market before deductions from Sailfish.

Qualified Person

John Rust, a metallurgical engineer and qualified person (as defined under NI 43-101) has read and approved the technical information contained in this press release. Mr. Rust is a senior metallurgist and a consultant to the Company.

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company. The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns two assets in the US: the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona and the Mt. Hamilton Project, a fully permitted heap leach project in Nevada. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information: Mako Mining Corp., Akiba Leisman, Chief Executive Officer, Telephone: 917-558-5289, E-mail: aleisman@makominingcorp.com or visit our website at www.makominingcorp.com and SEDAR www.sedarplus.ca.

Forward-Looking Information:  Statements contained herein, other than historical fact, may be considered "forward-looking information" within the meaning of applicable securities laws. The forward-looking information contained herein is based on the Company's plans and expectations and assumptions as of the date of this news release. Such statements forward looking statements include: expectations stated regarding Q2 2026 production at San Albino and financial highlights for the Company, expected timing for development activities at Eagle Mountain and ramp up activities at the Moss Mine and construction plans at Mt. Hamilton. Such forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation, uncertainty related to mining exploration and development activities and shifts in the timing thereof; political risks and uncertainties involving the Company's mineral properties; the inherent uncertainty of cost estimates and the potential for unexpected costs and expense; commodity price fluctuations and other risks and uncertainties as disclosed in the Company's public disclosure filings on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Such information contained herein represents management's best judgment as of the date hereof, based on information currently available and is included for the purposes of providing investors with the Company's expectations regarding the Company's Q2 2026 production and operating results at San Albino gold project, financial highlights for Q2 2026 and current corporate updates, and may not be appropriate for other purposes. Mako does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Cautionary Note to U.S. Investors Regarding Mineral Disclosure

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.